Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462

Pricing Supplement
To Prospectus dated November 10, 2014 and
Prospectus Supplement dated November 17, 2014

United Mexican States

U.S. $110,000,000,000 Global Medium-Term Notes, Series A

U.S. $1,000,000,000 3.600% Global Notes due 2025

U.S. $3,000,001,000 4.600% Global Notes due 2046

The 3.600% Global Notes due 2025 (the “2025 notes”) will mature on January 30, 2025. The 4.600% Global Notes due 2046 (the “2046 notes”) will mature on January 23, 2046. We refer to the 2025 notes and the 2046 notes collectively as the “notes.” Mexico will pay interest on the 2025 notes on January 30 and July 30 of each year, commencing July 30, 2015. Mexico will pay interest on the 2046 notes on January 23 and July 23 of each year, commencing July 23, 2015. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2025 notes and the offering of the 2046 notes, each pursuant to this pricing supplement, are not contingent upon one another.

The notes will be issued under an indenture, each issuance of which constitutes a separate series under said indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 8 of the accompanying prospectus dated November 10, 2014, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

The 2025 notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S. $2,000,000,000 3.600% Global Notes due 2025 (CUSIP No. 91087BAA8, ISIN US91087BAA89, Common Code 111995923), previously issued by Mexico.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2025 note		100.323%		0.18%		100.143%
Total for the 2025 notes	U.S. $	1,003,230,000	U.S. $	1,800,000	U.S. $	1,001,430,000
Per 2046 note		99.984%		0.20%		99.784%
Total for the 2046 notes	U.S. $	2,999,521,000	U.S. $	6,000,002	U.S. $	2,993,520,998

(1)	Plus accrued interest totaling U.S.$5,800,000 for the period from November 25, 2014 to, but not including, January 23, 2015, for the 2025 notes, and accrued interest, if any, from January 23, 2015 for the 2025 notes and the 2046 notes.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January 23, 2015.

Joint Lead Managers

BofA Merrill Lynch	Credit Suisse	Morgan Stanley

January 12, 2015

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-10
Plan of Distribution	PS-31

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-8
Description of the Notes	S-11
Taxation	S-21
Plan of Distribution	S-27
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	3
Forward-Looking Statements	3
Data Dissemination	4
Use of Proceeds	4
Description of the Securities	5
Plan of Distribution	15
Official Statements	16
Validity of the Securities	17
Authorized Representative	18
Where You Can Find More Information	18

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated November 17, 2014, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated November 10, 2014 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, MORGAN STANLEY & CO. LLC (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014 ISSUED BY MEXICO.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution.”

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,994,700,998, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000. Mexico intends to use the net proceeds of the sale of the notes, (i) in part, to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated January 12, 2015 (the “Offer to Purchase”) and (ii) in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. The managers of this offering are acting as joint dealer managers for the Tender Offer. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an indenture, dated as of November 17, 2014, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Aggregate Principal Amount:	For the 2025 notes: U.S. $1,000,000,000

For the 2046 notes: U.S. $3,000,001,000

Issue Price:	For the 2025 notes: 100.323%, plus accrued interest from November 25, 2014

For the 2046 notes: 99.984%, plus accrued interest, if any, from January 23, 2015

Issue Date:	For the 2025 notes: January 23, 2015

For the 2046 notes: January 23, 2015

Maturity Date:	For the 2025 notes: January 30, 2025

For the 2046 notes: January 23, 2046

Specified Currency:	U.S. dollars (U.S. $)

Authorized Denominations:	U.S. $200,000 and integral multiples of U.S. $1,000 in excess thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate:	For the 2025 notes: 3.600% per annum, accruing from November 25, 2014

For the 2046 notes: 4.600% per annum, accruing from January 23, 2015

Interest Payment Dates:	For the 2025 notes: Semi-annually on January 30 and July 30 of each year, commencing on July 30, 2015

For the 2046 notes: Semi-annually on January 23 and July 23 of each year, commencing on July 23, 2015

Regular Record Dates:	For the 2025 notes: January 23 and July 23 of each year

For the 2046 notes: January 16 and July 16 of each year

Optional Redemption:

☒  Yes            ☐  No

With respect to each series of notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus (a) in the case of the 2025 notes, 20 basis points, or (b) in the case of the 2046 notes, 35 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (i) for the 2025 notes, each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC or their respective affiliates which are primary United States government securities dealers and their respective successors, and (ii) for the 2046 notes, each of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York, time on the third business day preceding such redemption date.

Fungibility:	The 2025 notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.600% Global Notes due 2025 (CUSIP No. 91087BAA8, ISIN US91087BAA89, Common Code 111995923).

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☐ Yes ☒ No

Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Purchase Price:	For the 2025 notes: 100.143%, plus accrued interest from November 25, 2014 For the 2046 notes: 99.784%, plus accrued interest, if any, from January 23, 2015

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	The outstanding 2025 notes have been listed on the Luxembourg Stock Exchange. Mexico will apply to list the new 2025 notes and 2046 notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	For the 2025 notes: 91087BAA8

For the 2046 notes: 91086QBF4

ISIN:	For the 2025 notes: US91087BAA89

For the 2046 notes: US91086QBF46

Trustee, Principal Paying Agent, Transfer Agent and Registrar:	Deutsche Bank Trust Company Americas

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may from time to time, without the consent of holders of the 2025 notes or the 2046 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2025 notes and 2046 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2025 notes and 2046 notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes of that series.

Payment of Principal and Interest:	Principal of and interest on the notes will be payable by Mexico to the Paying Agent in U.S. dollars.

Governing Law:	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions:	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 8 of the accompanying prospectus dated November 10, 2014.

Conflicts of Interest:	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of Morgan Stanley & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the 2013 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

United Mexican States

Form of Government

Under Mexico’s proportional representation system, Congressional seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements. Previously, Article 32 of the Código Federal de Instituciones y Procedimientos Electorales (Federal Code of Institutions and Electoral Procedures) required a political party to receive at least 2.0% of the national vote to maintain its registration status for federal elections, but this law has since been repealed and Article 94 of the new Ley General de Partidos Políticos (General Law for Political Parties) increased the registration status requirement to 3.0% of the national vote.

The Economy

The Role of the Government in the Economy; Privatization

Since 1983, the Federal Government of Mexico (the “Government”) has prioritized the sale of its stakes in all non-strategic private sector commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises, but, as of August 15, 2014, the number of Government-owned or controlled entities stood at 189, of which nine were in the process of being privatized. Of the 180 entities not in the process of being privatized:

•	68 were empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), which include the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Bank of National Savings and Financial Services), the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services) and the Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. (Airport Group of the City of Mexico);

•	93 were organismos decentralizados (decentralized instrumentalities), which include the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), the Instituto Mexicano del Petróleo (Mexican Petroleum Institute) and the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property); and

•	19 were fideicomisos públicos (public trusts), which include the Fondo de Empresas Expropiadas del Sector Azucarero (Fund of the Expropriated Companies of the Sugar Industry) and the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development).

From 2012 through 2014, the Government did not grant any active concessions in the telecommunications sector. However, from 2012 through 2014, the Government granted the following active permits in the natural gas industry:

•	41 permits for the transport of natural gas; and

•	four permits for the distribution of natural gas.

Legal and Political Reforms

On December 11, 2014, the first round of the Licitación Pública Internacional (International Competitive Bidding, or “Round One”) was announced in the Diario Oficial de la Federación (Official Gazette of the Federation). By means of this bidding process, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) summoned foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the exploration and extraction of hydrocarbons in fourteen shallow-water contractual areas. In total, 169 shallow-water blocks will be made available to bidders during Round One, 109 of which correspond to exploration areas and 60 of which correspond to extraction areas. The final terms of the bidding process will be published in the Official Gazette of the Federation on June 15, 2015, and the deadline for the execution of the related contracts is August 21, 2015.

On December 2, 2014, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Transitorio (Tenth Transitory Article) of the Ley de Petróleos Mexicanos (PEMEX Law) was published in the Official Gazette of the Federation. In this statement, Coldwell declared that the new Board of Directors of Petróleos Mexicanos (PEMEX), established in October 2014, contains the adequate mechanisms for oversight, transparency and accountability required under the PEMEX Law. With the release of this statement, the new legal and administrative regime governing PEMEX’s budgetary, debt, acquisition, lease, services and work, and administrative responsibilities is now effective.

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009		2010		2011(1)		2012(1)		2013(1)		First nine months of 2014(1)
	(in billions of constant pesos)(2)

Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	383.2	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	394.7
Secondary Activities:
Mining		1,012.1		1,021.0		1,017.2		1,026.4		1,025.4		1,007.7
Utilities		255.8		267.4		286.0		292.1		293.6		295.2
Construction		968.2		975.5		1,015.1		1,040.0		990.3		974.9
Manufacturing		1,857.9		2,016.7		2,109.3		2,194.3		2,218.4		2,287.4
Tertiary activities:
Wholesale and retail trade		1,563.5		1,749.0		1,919.1		2,010.6		2,057.4		2,084.9
Transportation and warehousing		650.0		700.1		728.4		758.0		777.5		784.2
Information		352.0		355.3		371.1		431.6		453.1		459.2
Finance and insurance		403.9		488.6		523.3		563.4		618.6		617.6
Real estate, rental and leasing		1,464.0		1,504.5		1,548.5		1,587.2		1,603.1		1,631.8
Professional, scientific and technical services		274.5		274.2		288.3		291.4		294.8		286.6
Management of companies and enterprises		68.2		71.8		74.4		80.8		79.4		82.5
Administrative and support and waste management and remediation services		370.8		373.4		395.7		412.9		430.7		425.0
Education services		473.0		473.9		481.3		492.0		495.9		497.7
Health care and social assistance		255.2		254.9		260.3		265.9		272.5		274.1
Arts, entertainment and recreation		55.0		57.3		56.9		58.5		60.6		58.0
Accommodation and food services		251.1		255.9		259.8		273.9		279.0		283.9
Other services (except public administration)		254.1		256.7		261.5		270.0		274.9		276.9
Public administration		467.4		478.8		472.1		489.5		488.8		495.6

Gross value added at basic values		11,379.9		11,961.2		12,445.4		12,943.8		13,123.2		13,218.1
Taxes on products, net of subsidies		300.8		316.5		328.8		342.3		347.8		350.3

GDP	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,286.2	Ps.	13,470.9	Ps.	13,568.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	1.9%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	3.9
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(1.1)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	0.4
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.4
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	2.6
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	1.7
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	1.3
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.2
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	0.1
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	3.6
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.5
Education services	0.2	0.2	1.6	2.2	0.8	1.7
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.4)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.6
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.3
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	3.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized. Further, nominal GDP figures for 2013 reflect the latest INEGI release.
(3)	First nine months of 2014 results are as compared to the same period of 2013.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.9% in real terms during the first nine months of 2014, as compared to the same period of 2013. This increase was primarily due to growths in the manufacturing, primary activities (agriculture, forestry, fishing, hunting and livestock), and the management of companies and enterprises sectors.

According to preliminary figures, Mexico’s nominal GDP for the first nine months of 2014 was Ps. 16,794.7 billion, a 5.6% nominal increase from the level of Ps. 15,903.2 billion for the same period of 2013. As with all quarterly GDP figures released by INEGI, this nominal GDP figure has been annualized by multiplying the GDP results for the latest available quarterly figures by four, and it is calculated as such because it provides the closest approximation for year-end GDP performance until year-end GDP figures are released.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2014 was 3.6%, 19 percentage points higher than during the same period of 2013. This was primarily caused by an increase in the production of food, beverage and tobacco products and other services.

Interest Rates

During 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.00%, as compared to 3.75% during 2013. Interest rates on 91-day Cetes averaged 3.12%, as compared to 3.81% during 2013.

On January 8, 2015, the 28-day Cetes rate was 2.43% and the 91-day Cetes rate was 2.93%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.5% as of November 30, 2014, a four percentage point increase from the rate during the same period of 2013.

As of September 30, 2014, the total economically active population in Mexico older than 14 years of age consisted of 52.4 million individuals, while the unemployed population in Mexico older than 14 years of age consisted of 2.7 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of September 30, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%
Total	2,746,235	100	1,710,388	62	1,035,847	38
14-24 years	1,014,169	37	611,866	36	402,303	39
25-44 years	1,241,571	45	742,044	43	499,527	48
45-64 years	450,672	16	323,654	19	127,018	12
65+ years	39,744	1	32,745	2	6,999	1

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of September 30, 2014:

	Unemployment Rate %	Population
Aguascalientes	6.3	1,270,174
Baja California	6.1	3,432,944
Baja California Sur	6.9	741,037
Campeche	2.8	894,136
Coahuila	4.8	2,925,594
Colima	5.1	710,982
Chiapas	3.7	5,186,572
Chihuahua	4.6	3,673,342
Distrito Federal	7.3	8,874,724
Durango	6.2	1,746,805
Guanajuato	5.1	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	4.8	2,842,784
Jalisco	5.7	7,838,010
México	6.1	16,618,929
Michoacán	3.4	4,563,849
Morelos	4.8	1,897,393
Nayarit	7.0	1,201,202
Nuevo León	5.8	5,013,589
Oaxaca	3.2	3,986,206
Puebla	4.1	6,131,498
Querétaro	6.9	1,974,436
Quintana Roo	5.7	1,529,877
San Luis Potosí	3.5	2,728,208
Sinaloa	6.1	2,958,691
Sonora	6.8	2,892,464
Tabasco	6.3	2,359,444
Tamaulipas	6.2	3,502,721
Tlaxcala	6.0	1,260,628
Veracruz	3.9	7,985,893
Yucatán	3.3	2,091,513
Zacatecas	4.5	1,563,324

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of November 30, 2014:

Percentage
Services	41.4
Commerce	19.5
Manufacturing	16.0
Agriculture	14.3
Construction	7.5
Other	0.7
Unspecified	0.7

Source: INEGI and National Population Council

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
Food	1.7%	2.2%	2.6%	0.2%	1.0%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.5
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.9)
Textile product mills	2.5	(2.9)	(0.1)	3.7	1.8
Apparel	4.6	0.2	(0.5)	3.3	(2.1)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.6)
Wood products	5.5	5.1	13.0	(2.8)	(0.2)
Paper	3.7	(0.8)	4.8	2.2	2.7
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(4.5)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(3.2)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.9)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	4.8
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	1.1
Primary metals	12.4	4.3	2.2	(0.2)	10.3
Fabricated metal products	8.8	7.0	3.9	(5.4)	6.1
Machinery	47.2	13.3	5.3	1.6	(2.0)
Computers and electronic products	3.7	6.7	0.5	4.2	3.7
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	4.6
Transportation equipment	42.2	16.6	14.1	5.4	10.9
Furniture and related products	7.1	1.2	2.8	(6.0)	(5.1)
Miscellaneous	1.9	5.1	0.4	1.3	7.2
Total expansion/contraction	8.5	4.6	4.0	1.1	3.4

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2014 results as compared to the corresponding period of 2013.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.1% in real terms during 2013 as compared to 2012. This expansion was primarily due to, among other things, an increase in non-automotive manufacturing exports to the United States and an expansion of the mining sector. In particular, manufacturing output for computers and electronic products increased by 4.2% in 2013, as compared to a 0.5% increase in 2012, and manufacturing output for transportation equipment increased by 5.4% in 2013, as compared to a 14.1% increase in 2012. These changes were due to actions taken by the Government through the Programa para el Desarrollo de las Industrias de Alta Tecnología (Program for the Development of High Technology Industries) to boost sales, production, employment, productivity and the competitiveness of high-tech Mexican industries, thereby varying performance in these sectors from year to year. In total, nine manufacturing sectors contracted and twelve sectors expanded in 2013, each as compared to 2012.

According to preliminary figures, the manufacturing sector expanded by 3.4% in real terms during the first nine months of 2014 as compared to the same period in 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment. In total, nine manufacturing sectors contracted during the first nine months of 2014, while 12 sectors grew in the first nine months of 2014, each as compared to the same period in 2013.

Petroleum and Petrochemicals

Based on its unaudited condensed consolidated interim financial statements for the first nine months of 2013 and 2014, PEMEX’s total sales increased by 2.0%, from Ps. 1,198.7 billion in the first nine months of 2013 to Ps. 1,222.5 billion in the first nine months of 2014. This increase in total sales resulted primarily from a 5.5% increase in domestic sales due to increases in sales prices of natural gas, diesel, gasoline and liquefied petroleum gas, which was partially offset by a 2.4% decrease in export sales, as described below.

PEMEX’s domestic sales increased by 5.5% in the first nine months of 2014, from Ps. 678.6 billion in the first nine months of 2013 to Ps. 715.7 billion in the first nine months of 2014, primarily due to increases in sales prices of natural gas, diesel, gasoline and liquefied petroleum gas, which were partially offset by lower sales volumes of fuel oil as a result of the Comisión Federal de Electricidad (Federal Electricity Commission) replacing fuel oil with lower-cost natural gas to operate its plants during this period. Domestic sales of petroleum products increased by 3.9% in the first nine months of 2014, from Ps. 600.1 billion in the first nine months of 2013 to Ps. 623.8 billion in the first nine months of 2014, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 22.9% in the first nine months of 2014, from Ps. 50.5 billion in the first nine months of 2013 to Ps. 62.1 billion in the first nine months of 2014, primarily due to increases in sales prices and an increase in demand from the Federal Electricity Commission. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 1.4%, from Ps. 28.0 billion in the first nine months of 2013 to Ps. 28.4 billion in the first nine months of 2014, primarily due to an increase in the sales price of polyethylene.

PEMEX’s total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 11.0% in peso terms in 2013, from Ps. 772.7 billion in 2012 to Ps. 687.7 billion in 2013, primarily due to a decrease in the volume of crude oil exports and a 3.3% decrease in prices. The volume of crude oil exports decreased by 5.3% in 2013, from 1,255.5 thousand barrels per day in 2012 to 1,188.8 thousand barrels per day in 2013, mainly due to a 1.0% decrease in crude oil production and a decrease in the availability of crude oil for export due to increased crude oil processing in PEMEX’s refineries. Crude oil export sales accounted for 88.5% of PEMEX’s total export sales (excluding the trading activities of the PMI Group, which is composed of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates) in 2013, as compared to 89.9% in 2012. These crude oil sales decreased in peso terms by 11.3% in 2013, from Ps. 618.1 billion in 2012 to Ps. 548.4 billion in 2013, and decreased in dollar terms by 8.7% in 2013, from U.S. $47.0 billion in 2012 to U.S. $42.9 billion in 2013. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2013 was U.S. $98.46, 3.3% lower than the weighted average price of U.S. $101.82 in 2012.

The largest proportion of PEMEX’s crude oil export sales has consistently been to customers in the United States, Spain, India, Canada and China. Since 2009, the percentage of PEMEX’s crude oil export sales to the United States and Canada compared to its total crude oil export sales has declined, while the proportion of crude oil export sales to countries in Europe and Asia, particularly Spain and India, has increased. In 2013, 72.1% of PEMEX’s crude oil exports were to customers located in the United States, which represents a 4.1% decrease as compared to 2012. The decrease in PEMEX’s crude oil exports to the United States can be attributed mainly to the steady increase of domestic production of light and extra-light crude oil in the United States, primarily as a result of shale discoveries and advances in technology that have made extraction of oil from shale rock commercially viable. In response to the increased availability of light crude oil in the U.S. Gulf of Mexico and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution, with a particular emphasis on crude oil exports to Spain and India. In January 2014, PEMEX began exporting Olmeca, an extra-light crude oil, to European countries other than Spain, as part of a renewed strategy to diversify and strengthen the presence of Mexican crude oil in the international market.

Export sales of petroleum products, including natural gas and natural gas liquids, increased from 9.6% of PEMEX’s total export sales (excluding the trading activities of the PMI Group) in 2012 to 11.2% of those export sales in 2013. PEMEX’s export sales of petroleum products, including natural gas and natural gas liquids, increased by 4.7%, from Ps. 66.0 billion in 2012 to Ps. 69.1 billion in 2013, primarily due to an increase in the volume of fuel oil sold. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 8.0%, from U.S. $5.0 billion in 2012 to U.S. $5.4 billion in 2013. In 2013, PEMEX’s exports of petroleum products by volume increased by 7.8%, from 152.6 thousand barrels per day in 2012 to 164.5 thousand barrels per day in 2013. PEMEX’s export sales of natural gas increased by 300.0%, from Ps. 0.01 billion in 2012 to Ps. 0.04 billion in 2013. This increase was mainly due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market. Petrochemical products accounted for the remainder of PEMEX’s export sales in 2012 and 2013. PEMEX’s export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 40.5% in 2013, from Ps. 3.7 billion in 2012 to Ps. 2.2 billion in 2013, primarily as a result of decreases in the prices and volumes of ammonia, butadiene and ethylene. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 39.4% in 2013, from U.S. $282.6 million in 2012 to U.S. $171.3 million in 2013. In 2013, PEMEX’s exports of petrochemical products by volume decreased by 0.6%, from 1,344.7 thousand metric tons in 2012 to 1,336.9 thousand metric tons in 2013, due to lower sales of ethylene, ammonia and polyethylenes.

In the first nine months of 2014, PEMEX’s total export sales decreased by 2.4%, from Ps. 512.7 billion in the first nine months of 2013 to Ps. 500.2 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average prices of export crude oil and a 4.8% decrease in export crude oil sales volume resulting from a decrease in the availability of crude oil for export. Crude oil and condensate export sales accounted for 86.9% of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 89.4% in the first nine months of 2013. PEMEX’s crude oil and condensate export sales decreased in peso terms by 8.6%, from Ps. 412.1 billion in the first nine months of 2013 to Ps. 376.8 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $100.69 per barrel in the first nine months of 2013 to U.S. $93.77 in the first nine months of 2014. The volume of PEMEX’s crude oil exports decreased by 4.3%, from 1,173 thousand barrels per day in the first nine months of 2013 to 1,122 thousand barrels per day in the first nine months of 2014, primarily due to a decrease in crude oil production.

Export sales of petroleum products represented 12.8% of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 10.2% in the first nine months of 2013. Export sales of petroleum products increased by 17.2%, from Ps. 47.2 billion in the first nine months of 2013 to Ps. 55.3 billion in the first nine months of 2014, primarily due to an increase in the volume of fuel oil available for sale as a result of the Federal Electricity Commission’s decreased demand for this product and an increase in the volume of liquefied petroleum gas sold. Petrochemical products accounted for the remainder of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2013 and 2014 (0.37% and 0.32%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 17.6%, from Ps. 1.7 billion in the first nine months of 2013 to Ps. 1.4 billion in the first nine months of 2014, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, ammonia and ethylene.

In the first nine months of 2014, PEMEX reported a net loss of Ps. 148.0 billion (U.S. $11.0 billion) on Ps. 1,222.5 billion in total sales, as compared to a net loss of Ps. 92.6 billion (U.S. $6.9 billion) on Ps. 1,198.7 billion in total sales in the first nine months of 2013. This increase in net loss during the first nine months of 2014 is primarily explained by: (i) a decrease in other revenues and expenses, net, due primarily to a lower credit attributable to the negative rate of the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services) and (ii) an increase in cost of sales and general expenses. This increase was only partially offset by a 5.5% increase in domestic sales during this period.

A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013. This decree is directed at both the hydrocarbons and the electric power sectors and includes transitional articles that, among other things, set forth the general framework for modifications to the fiscal regime applicable to participants in the Mexican hydrocarbons industry, including PEMEX. On August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. The secondary legislation includes a new Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law), as well as amendments to the Ley Federal de Derechos (Federal Duties Law).

The Hydrocarbons Revenue Law sets forth, among other things, the fiscal terms to be established with respect to the exploration and production activities carried out in Mexico through contracts granted by the Government to PEMEX or third parties, as well as assignments to PEMEX. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Government (in addition to any taxes owed pursuant to the Ley de Ingresos de la Federación (Federal Revenue Law) and other applicable tax laws):

•	Exploratory Phase Contractual Fees: During the exploratory phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on a yearly basis in accordance with the national consumer price index.

•	Royalties: Royalty payments to the Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of hydrocarbons (crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Contractual Value Payment: Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) on a contract-by-contract basis.

•	Operating Profit Payment: Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Signing Bonus: Upon execution of a license, a signing bonus is to be paid to the Government in an amount specified by the Ministry of Finance and Public Credit in the relevant bidding terms and conditions.

•	Hydrocarbons Exploration and Extraction Activities Tax: License, production-sharing contract, profit-sharing contract and services contract (which we refer to collectively as government contracts) and assignments granted by the Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant government contract or assignment is terminated.

Under the Hydrocarbons Revenue Law, exploration and production activities associated with government contracts are not subject to a value added tax.

The Hydrocarbons Revenue Law also establishes the following duties applicable to assignments granted by the Government:

•	Profit-sharing Duty: As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis until January 1, 2019, at which point it will be set at 65%.

•	Hydrocarbons Extraction Duty: This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

•	Exploration Hydrocarbons Duty: The Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on a yearly basis in accordance with the national consumer price index.

Transportation and Communications

As of December 31, 2013 and per 100 inhabitants, Mexico had an estimated:

•	17.2 telephone lines in service, the same as at December 31, 2012;

•	89.0 cellular mobile telephones in service, as compared to 85.6 at December 31, 2012; and

•	24.3 inhabitants had internet connectivity, as compared to 20.9 at December 31, 2012.

Agriculture

From 2012 to 2013, sugar harvesting levels increased. The 2012-2013 harvest yielded 7.0 million tons of sugar, as compared to the 5.0 million tons of sugar yielded during the 2011-2012 harvest. Since 2012, the Mexican sugar industry has been characterized by an increase in production, as well as an increase in the import of fructose. The increase in sugar production during the 2012-2013 sugar harvest cycle was primarily caused by a greater crop area and yield per hectare as compared to previous years, as well as favorable weather conditions. World sugar production has similarly increased over the past four years, yielding a record 174.5 million tons during the 2012-2013 sugar harvest cycle.

Electric Power

In 2013, Mexican energy sources produced 258,612.6 gigawatt hours of electricity, a decrease of 1.3% as compared to 2012 (and an overall increase of 10.0% since 2009). Mexico exported 1,240.1 gigawatt hours of this electricity in 2013, as compared to 1,116.7 gigawatt hours in 2012. As of December 31, 2013, installed generating capacity was 54,034.9 megawatts, an increase of 1.7% from 2012. Domestic energy generation in 2013 was further supplemented by imports of electricity totaling 1,209.8 gigawatt hours.

The above-mentioned domestic energy generation does not take into account self-supply energy generation, which is private sector-based and which has rapidly increased over the course of the last several years. For instance, in 2013, self-supply energy generation totaled 15,449 gigawatt hours, an increase of 25.6% from the 12,283 gigawatt hours generated in 2012. Accordingly, when taking self-supply energy generation into account, a total of 268,673 gigawatt hours were generated in 2013, an increase of 0.4% from the 267,576 gigawatt hours generated in 2012. Additionally, it should be noted that generation capacity calculations also take into account public services, independent producers (self-supply) and other non-public entities.

Financial System

Central Bank and Monetary Policy

At October 31, 2014, Mexico’s M1 money supply was 13.4% greater in real terms than the level at October 31, 2013. The amount of bills and coins held by the public was 13.1% greater in real terms than at October 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.5% greater in real terms than on the same date in 2013.

At October 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 6.5% greater in real terms than financial savings at October 31, 2013. Savings generated by Mexican residents increased by 4.8% and savings generated by non-residents increased by 13.9%, both in real terms, as compared to the same period of 2013.

At January 7, 2015, the monetary base totaled Ps. 1,037.4 billion, a 13.0% nominal increase from the level of Ps. 917.9 billion at December 31, 2013, due to an increase in foreign reserve assets and bills, and bills and coins.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At January 8, 2015, the IPC stood at 42,402.3 points, representing a 1.7% decrease from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2013, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 91.2 billion, as compared to Ps. 61.4 billion at December 31, 2012. The total loan portfolio of the banking system was 5.6% greater in real terms at December 31, 2013 than the total loan portfolio at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.1% at December 31, 2013, as compared to a ratio of 2.3% at December 31, 2012. This increase was due to the deteriorating quality of personal loans and loans granted to homebuilders. The amount of commercial bank loan loss reserves (excluding banks under Government intervention and those in special situations) totaled Ps. 127.4 billion at December 31, 2013, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 139.8% of their past-due loans at December 31, 2013, well exceeding the minimum reserve level of 10.5%.

At October 31, 2014, the total loan portfolio of the banking system was 0.5% greater in real terms than the total loan portfolio at December 31, 2013. According to preliminary figures, at October 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 95.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, the same as at December 31, 2013. The amount of loan loss reserves held by commercial banks at October 31, 2014 totaled Ps. 122.2 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 128.3% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $2.8 billion for the same period of 2013. This was caused mainly by an increase in non-petroleum exports and exports of manufactured goods in the first eleven months of the year. In particular, exports increased as follows, each as compared to the first eleven months of 2013:

•	petroleum exports increased by 6.7%;

•	non-petroleum exports increased by 26.8%;

•	exports of manufactured goods increased by 26.5%, to U.S. $365.1 billion, as compared to U.S. $288.5 billion during the first eleven months of 2013; and

•	merchandise exports increased by 24.2%, to U.S. $432.2 billion, as compared to U.S. $348.0 billion during the first eleven months of 2013.

According to preliminary figures, during the first eleven months of 2014, total imports increased by 23.9%, to U.S. $434.6 billion, as compared to U.S. $350.8 billion for the same period of 2013. In particular, imports increased as follows, each as compared to the first eleven months of 2013:

•	imports of intermediate goods increased by 25.5%;

•	imports of capital goods increased by 19.9%; and

•	imports of consumer goods increased by 18.4%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	First eleven months of 2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,443	$52,956	$49,493	$48,133
Crude oil	25,614	35,919	49,381	46,852	42,723	40,947
Other	5,217	5,775	7,063	6,103	6,770	7,186
Non-oil products	198,872	256,780	292,990	317,814	330,534	384,054
Agricultural	7,726	8,610	10,310	10,914	11,246	13,412
Mining	1,448	2,424	4,064	4,907	4,714	5,562
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,573	365,079

Total merchandise exports	229,704	298,473	349,433	370,770	380,027	432,187
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	62,464
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	329,670
Capital goods	30,645	30,247	35,032	38,568	39,057	42,485

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	434,619

Trade balance	$(4,681)	$(3,009)	$(1,410)	$18	$(1,184)	$(2,432)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$89.85

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2014, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $19.3 billion, as compared to a deficit of U.S. $20.4 billion for the same period of 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $40.1 billion during the first nine months of 2014, as compared to a surplus of U.S. $40.9 billion during the same period of 2013. Foreign investment in Mexico totaled U.S. $35.3 billion during the first nine months of 2014 and was composed of direct foreign investment inflows totaling U.S. $15.3 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $19.9 billion.

At December 31, 2014, Banco de México’s international reserves totaled U.S. $192.6 billion, an increase of U.S. $16.1 billion as compared to international reserves at December 31, 2013. At December 31, 2014, Banco de México’s net international assets totaled U.S. $195.1 billion, an increase of U.S. $14.8 billion from the amount at December 31, 2013.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2009	2010	2011	2012	2013	First nine months of 2013	First nine months of 2014(1)
		(in millions of dollars)
I. Current account(2)	$(7,724)	$(3,230)	$(11,836)	$(15,263)	$(26,284)	$(20,383)	$(19,345)
Credits	273,250	346,529	399,248	423,510	432,753	321,170	334,481
Merchandise exports (f.o.b.)	229,704	298,473	349,375	370,770	380,027	281,198	294,006
Non-factor services	15,096	15,621	16,153	16,817	20,829	15,769	16,012
Tourism	11,513	11,992	11,869	12,739	13,949	10,258	12,038
Others	3,583	3,629	4,284	4,078	6,880	5,512	3,974
Factor Services	6,797	10,812	10,569	13,154	9,659	7,543	6,595
Interest	4,253	3,388	3,475	2,671	2,391	1,867	1,701
Others	2,544	7,424	7,094	10,483	7,269	5,676	4,893
Transfers	21,653	21,623	23,152	22,768	22,238	16,660	17,869
Debits	280,974	349,759	411,084	438,772	459,038	341,553	353,826
Merchandise imports (f.o.b.)	234,385	301,482	350,843	370,752	381,210	284,188	295,768
Non-factor services	25,139	25,565	30,289	30,835	32,335	23,970	26,041
Insurance and freight	7,510	8,723	10,225	9,726	9,755	7,299	8,637
Tourism	7,207	7,255	7,832	8,449	9,122	6,437	6,915
Others	10,422	9,587	12,232	12,661	13,457	10,234	10,489
Factor services	21,389	22,626	29,774	36,976	45,364	33,293	31,919
Interest	12,886	14,161	17,688	20,296	23,276	16,005	17,686
Others	8,503	8,465	12,086	16,680	22,089	17,289	14,233
Transfers	60	86	178	209	128	101	98
II. Capital account	16,181	45,598	50,985	54,645	60,818	40,900	40,109
Liabilities	34,272	91,492	61,714	88,684	103,531	72,607	60,473
Loans and deposits	10,033	45,428	13,075	14,357	43,329	26,764	25,219
Development banks	794	648	(283)	398	426	(279)	188
Commercial banks	(3,918)	29,323	(953)	(3,206)	15,112	10,629	4,487
U.S. Federal Reserve swap facility	7,229	(3,221)	—	—	—	—	—
Non-financial public sector	9,638	13,021	5,910	8,397	8,204	4,136	13,186
Non-financial private sector	(3,711)	5,657	8,401	8,769	19,587	12,278	7,358
PIDIREGAS(3)	—	—	—	—	—	—	—
Foreign investment	24,239	46,063	48,639	74,326	60,202	45,844	35,254
Direct	16,605	22,563	23,553	17,810	39,172	32,970	15,310
Portfolio	7,634	23,500	25,086	56,517	21,030	12,874	19,944
Equity securities	4,155	373	(6,566)	9,877	(943)	(1,243)	5,888
Debt securities	3,479	23,127	31,651	46,640	21,973	14,117	14,056
Assets	(18,091)	(45,893)	(10,728)	(34,039)	(42,713)	(31,707)	(20,364)
III. Errors and omissions	(3,123)	(19,689)	(10,712)	(18,660)	(16,889)	(8,064)	(6,344)
IV. Change in net international reserves(4)	5,397	22,759	28,879	21,040	13,006	8,578	14,062

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2013, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $60.2 billion, as compared to U.S. $74.3 billion in 2012, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $39.2 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $21.0 billion, as compared to U.S. $17.8 billion and U.S. $56.5 billion in 2012, respectively. These decreases were due to one-off transactions by Mexican corporations, such as international merger and acquisition transactions. For instance, in the first six months of 2013, Mexico recorded a historic amount of direct foreign investment (U.S. $23.9 billion), which included an atypical corporate transaction: the acquisition of Grupo Modelo by AB InBev in the amount of U.S. $13.3 billion.

Exchange Controls and Foreign Exchange Rates

On December 31, 2014, the peso/dollar exchange rate closed at Ps. 14.7180 = U.S. $1.00, a 12.6% depreciation in dollar terms as compared to the rate on December 31, 2013.

The peso/U.S. dollar exchange rate announced by Banco de México on January 8, 2015 (which took effect on the second business day thereafter) was Ps. 14.8479 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 437.1 billion (including physical investment expenditures by PEMEX) during the first ten months of 2014, or 3.4% of GDP. This deficit was Ps. 374.2 billion during the same period of 2013. The public sector balance registered a deficit of Ps. 132.9 billion (excluding physical investment expenditures by PEMEX) during the first ten months of 2014, as compared to a Ps. 126.6 billion deficit registered for the same period of 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 216.4 billion during the first ten months of 2014, 768.9% higher in nominal terms than for the first ten months of 2013. This decrease was primarily due to lower oil-related revenues, resulting in a higher corresponding increase in expenditures and a lower corresponding increase in revenues as compared to 2013.

According to preliminary figures, during the first ten months of 2014, public sector budgetary revenues amounted to Ps.3,182 billion in nominal pesos, 2.5% greater in real terms as compared to the same period of 2013. During the first ten months of 2014, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2013:

•	crude oil revenues decreased by 1.8%;

•	non-oil tax revenues increased by 4.7%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.8 percentage points, to 10.5%, as compared to approximately 11.3% in the same period of 2013.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2009-2013 and the first eleven months of 2014, as well as the projected expenditures set forth in the 2014 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, Luz y Fuerza del Centro (LYFC), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2009	2010	2011(1)	2012(1)	2013(1)	First eleven months of 2014(1)	2014 Budget(1)(2)
	(in billions of constant pesos(3))

Budgetary expenditures	3,088.9	3,333.9	3,631.3	3,920.3	4,178.3	4,020.1	4,437.2
Current expenditures	2,482.2	2,673.9	2,927.8	3,178.8	3,302.5	3,205.6	3,621.6
Salaries	462.9	477.6	519.2	564.5	589.1	555.9	637.1
Federal Government	186.0	196.2	207.0	228.2	229.4	213.5	252.5
Public agencies	276.9	281.4	312.2	336.3	359.6	342.3	384.6
PEMEX	83.0	90.3	99.6	106.6	113.8	109.5	123.6
CFE	45.3	48.3	58.3	65.1	70.7	73.7	74.6
LYFC	16.9	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	107.1	115.8	124.9	133.7	142.5	130.3	152.4
ISSSTE	24.6	27.1	29.4	30.9	32.6	28.8	34.0
Interest	262.8	255.8	273.9	305.1	314.6	225.3	380.4
Federal Government	231.3	216.3	240.5	256.9	270.3	178.5	319.4
Public agencies	31.5	39.5	33.4	48.2	44.3	46.8	61.0
PEMEX	26.8	33.4	25.2	38.4	32.6	35.4	45.6
CFE	4.8	6.0	8.2	9.8	11.7	11.4	15.4
LYFC	0.0	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	714.4	762.0	857.5	931.2	992.5	1,007.1	1,115.1
Total	981.4	1,048.1	1,159.2	1,279.4	1,367.8	1,401.6	1,510.6
To public sector	267.0	286.1	301.7	348.2	375.3	394.5	395.5
States’ revenue sharing	375.7	437.3	477.3	494.3	532.5	538.8	577.6
Acquisitions	190.6	216.6	240.9	266.3	270.4	215.6	240.9
Federal Government	17.9	18.7	21.2	20.3	18.4	18.2	19.5
Public agencies	172.6	197.9	219.7	246.0	252.0	197.4	221.4
PEMEX	13.0	11.9	9.7	10.2	8.8	7.6	11.3
CFE	116.8	138.2	153.1	173.9	183.1	137.2	143.7
LYFC	1.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	31.7	35.2	39.1	46.0	44.9	40.9	50.5
ISSSTE	9.7	12.6	17.9	15.9	15.2	11.7	16.5
Other current expenditures	475.8	524.6	559.0	617.5	603.4	662.9	670.5
Federal Government	135.7	151.2	168.6	176.3	149.8	183.5	172.3
Public agencies	340.2	373.4	390.4	441.1	453.6	479.4	498.1
PEMEX	41.6	41.4	34.2	35.4	33.7	41.0	29.2
CFE	47.9	48.6	38.4	51.4	36.7	35.2	47.7
LYFC	0.1	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	159.9	181.2	202.1	227.8	246.6	252.5	269.3
ISSSTE	90.7	102.2	115.7	126.5	136.6	150.7	151.9
Capital expenditures	606.6	660.1	703.5	741.5	875.8	814.5	845.6
Federal Government	309.3	349.3	388.8	387.2	502.5	449.8	439.6
Public agencies	297.4	310.8	314.8	354.3	373.3	364.6	406.0
PEMEX	249.6	266.5	266.0	309.9	331.3	329.9	357.5
CFE	31.4	32.1	36.0	34.1	33.8	33.7	40.6
LYFC	3.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	5.6	7.5	8.4	8.1	3.2	0.5	4.8
ISSSTE	7.2	4.6	4.4	2.2	4.9	0.5	3.1
Payments due in previous years	—	—	—	—	—	—	–30.1

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2013. Budgetary estimates were converted into constant pesos using the GDP deflator for 2014 estimated as of December 2013.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first ten months of 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to the first ten months of 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 8.0% in real terms as compared to the first ten months of 2013. During the first ten months of 2014, the financial cost of public sector debt increased by 3.9% in real terms as compared to the same period of 2013.

As of October 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 12.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.6 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2015 Budget

On September 9, 2014, the President of Mexico submitted the proposed Federal Revenue Law for 2015 (the 2015 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2015 Revenue Law and the 2015 Expenditure Budget were approved on October 30, 2014 and November 13, 2014, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 13, 2014 and December 3, 2014, respectively. We refer to these two bills together as Mexico’s 2015 budget (the 2015 Budget).

The 2015 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2015 Budget. In addition, the 2015 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2015 Budget.

The 2015 Budget, as adopted by Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of (1.0)% of GDP. Including PEMEX’s physical investment program, the 2015 Budget provides for a public sector budget deficit of (3.5)% of GDP. The 2015 Budget contemplates public sector budgetary revenues totaling Ps. 4,003.6 billion, a 1.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2014 budget (the 2014 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $82.00 per barrel and an estimated volume of oil exports of 2,400,000 barrels per day. Oil revenues are estimated at Ps. 1,198.7 billion in nominal pesos, a 7.1% decrease in real terms as compared to the estimated amount for the 2014 Budget. In addition, approved non-oil revenues are Ps. 2,804.9 billion, a 5.6% increase as compared to the estimated amount for the 2014 Budget. Finally, projected non-oil tax revenue also increased by 7.0% in real terms as compared to the amount approved for the 2014 Budget.

Mexico’s 2015 Budget provides for a total of Ps. 4,154.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 540.6 billion), a 1.2% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget). Estimated budget expenditures include:

•	Ps. 134.8 billion (3.0% of total budgetary programmable expenditures) on health;

•	Ps. 305.1 billion (6.0% of total budgetary programmable expenditures) on education;

•	Ps. 322.0 billion for the servicing of the debt of the Government, including the servicing of IPAB’s debt;

•	Ps. 114.5 billion (2.0% of total budgetary programmable expenditures) on social development; and

•	Ps. 68.5 billion for the servicing of the debt of the Federal Electricity Commission and PEMEX.

The 2015 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 595 billion in nominal pesos, or 26% of GDP. The 2015 Budget also authorizes the Government to incur an additional U.S. $6 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2013, as well as the first nine months of 2014. It also sets forth the assumptions and targets underlying Mexico’s 2014 Budget and 2015 Budget.

2013 and First Nine Months of 2014 Results; 2014 Budget and 2015 Budget Assumptions and Targets

	2013 Results(1)	2014 Budget(2)	First nine months of 2014 Results(1)	2015 Budget(5)
Real GDP growth (%)	1.4%	3.9%	1.9%	3.7%
Increase in the national consumer price index (%)	4.0%	3.0%	2.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$98.46	$85.00 (3)	$93.60	$82.00
Current account deficit as % of GDP	(2.2)%	n.a.	(1.9)%	n.a.
Average exchange rate (Ps./$1.00)	12.8	12.9	13.1	13.0
Average rate on 28-day Cetes (%)	3.8%	4.0%	3.1%	3.5%
Public sector balance as % of GDP(4)	(2.3)%	(3.5)%	(2.5)%	(3.5)%
Primary balance as % of GDP(4)	(0.4)%	n.a.	(1.2)%	n.a.

n.a. = Not available.

(1)	Preliminary figures.
(2)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2014 and in the Programa Económico 2014 (Economic Program for 2014). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2014 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(5)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015), as modified by the 2015 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2014, the Government’s net internal debt totaled Ps. 4,189.1 billion, a 7.6% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 159.1 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,509.9 billion according to preliminary figures, a 6.6% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Government’s gross internal debt totaled Ps. 4,570.9 billion, a 12.5% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at September 30, 2014, Ps. 503.7 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,067.2 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,993.8 billion at September 30, 2014 according to preliminary figures, a 13.3% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Government’s financing costs on its internal debt totaled Ps. 127.1 billion, or 0.8% of GDP, representing a 6.6% nominal increase as compared to its financing costs of Ps. 119.2 billion, or 0.7% of GDP, during the same period of 2013.

As of September 30, 2014, the average maturity of the Government’s internal debt decreased to 7.8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2009			2010			2011			2012			2013			At September 30, 2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,249.7	93.0%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		675.7	14.8
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		222.9	4.9
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,066.2	23.3
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,280.2	49.9
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		4.8	0.1
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		321.1	7.0

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,570.9	100%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(381.8)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,189.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			26.8%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			24.6%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 159.1 billion at September 30, 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

At December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Net external indebtedness also increased U.S. $9.3 billion during 2013 due to an increase in the long-term indebtedness of Government and of public companies such as PEMEX and CFE, as well as an increase in the short-term indebtedness of development banks. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 35.8% of nominal GDP, an increase of 2.4 percentage points from the end of 2012.

According to preliminary figures, at September 30, 2014, outstanding gross public sector external debt totaled U.S. $146.4 billion, an approximate U.S. $12.0 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.4 billion represented long-term debt and U.S. $4.0 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 37.7% of nominal GDP, an increase of 1.9 percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S.$	47,350	U.S.$	41,048	U.S.$	6,202	U.S. $	94,600	U.S. $	1,754	U.S. $	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
September 30, 2014(3)		76,645		60,331		5,456		142,432		4,014		146,446

By Currency(4)

	At December 31,															At September 30, 2014(3)
	2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%	U.S. $	119,088	81.3%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,553	3.8
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,961	2.0
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		921	0.6
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,924.1	12.2

Total	U.S.$	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	146,446	100.0%

Net External Debt of the Public Sector

	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	91,721.9	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	144,021.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		11.55%
Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.36%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Gross External Debt of the Federal Government

	At December 31,															At September 30, 2014(3)
	2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	41,578	85.4%	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	62,650	81.5%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		4,034	5.2%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds sterling		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,394	3.1%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,788	10.1%

Total	U.S.$	48,708	100.0%	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	76,866	100.0%

Net External Debt of the Federal Government

	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	46,207.8	U.S.$	52,339	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	76,129.8
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.06%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.01%

Net Debt of the Federal Government
	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
External Debt		19.63%		18.72%		21.14%		19.70%		19.01%		19.65%
Internal Debt		80.37%		81.28%		78.86%		80.30%		80.99%		80.35%

Recent Securities Offerings

•	On November 25, 2014, Mexico issued U.S. $2.0 billion of its 3.600% Global Notes due 2025. The notes were issued under Mexico’s U.S. $110 billion MTN program.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 12, 2015, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of 2025 Notes		Principal Amount of 2046 Notes

Credit Suisse Securities (USA) LLC	U.S. $	333,333,000	U.S. $	1,000,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S. $	333,333,000	U.S. $	1,000,000,000
Morgan Stanley & Co. LLC	U.S. $	333,334,000	U.S. $	1,000,001,000

Total	U.S. $	1,000,000,000	U.S. $	3,000,001,000

Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the respective prices set forth for the 2025 notes and the 2046 notes on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering prices and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The managers are acting as joint dealer managers and Morgan Stanley & Co. LLC is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 2015. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Morgan Stanley & Co. LLC, as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on January 20, 2015, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the managers or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated November 17, 2014 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of Morgan Stanley & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the eighth day following the date hereof (such settlement cycle being referred to herein as “T+8”). January 19, 2014 (Martin Luther King, Jr. Day) will not be considered a business day for the purpose of this calculation. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,994,700,998, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $250,000.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Canada

The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”) (“Rule 336”), the notes may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in rule no. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: January 12, 2015. The offer of the notes is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the SVS;

2.	The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, due to the notes not being subject to the oversight of the SVS;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

This information has been translated into Spanish below.

Información a los Inversionistas Chilenos

De conformidad con la Ley n° 18.045, de Mercado de Valores y la Norma de Carácter General n° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general n° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 12 de enero de 2015, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa superintendencia;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Estos valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

Colombia

The notes have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Treading System. This pricing supplement does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law and shall be valid in Colombia only to the extent permitted by Colombian law. The notes may only be exchanged inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. This pricing supplement is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this pricing supplement is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval of Colombia’s Financial Superintendency and listing on the Colombian Stock Exchange.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State except that it may with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes to the public shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This pricing supplement has been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of the notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of the notes contemplated in this pricing supplement in relation to the offer of the notes may only do so (i) in circumstances in which no obligation arises for Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by a pricing supplement which specifies that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or pricing supplement, as applicable, and Mexico has consented in writing to its use for the purpose of such offer. Except to the extent sub-paragraph (ii) above may apply, neither Mexico nor any manager have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any manager to publish or supplement a prospectus for such offer.

The above selling restriction is in addition to any other selling restrictions set forth herein.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO, and no advertisement, invitation or document relating to the notes may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor copies of this pricing supplement, the accompanying prospectus, prospectus supplement, or any other documents relating to the notes may be distributed in Italy except:

(a)	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b)	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes in Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 288 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon Notes in bearer form on which interest does not become due and payable during their term but only at maturity and other Notes in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade, and (iii) the issue and trading of such Notes, if such Notes are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such Notes have to be complied with, (ii) any reference in publications concerning such Notes to the words “to bearer” is prohibited, (iii) so long as such Notes are not listed at Euronext Amsterdam N.V., each transaction involving a transfer of such Notes must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction, and a description of the amount, registration number(s), and type of the Notes concerned, and (iv) the requirement described under (iii) must be printed on such Notes.

Each manager has acknowledged and agreed that it has not and will not make an offer of the notes to the public in the Netherlands in reliance on Article 3(2) of the Prospectus Directive unless (i) such offer is made exclusively to persons or entities which are (a) qualified investors as defined in the Prospectus Directive or (b) represented by eligible discretionary asset managers in accordance with Article 55 of the Exemption Regulation DFSA (Vrijstellingsregeling Wft), or (ii) a standard warning is used as required by Article 5:5(2) or 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht or DFSA), provided that no such offer of notes shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means Directive 2003/71/EC as amended and implemented in Dutch law.

Notes with a maturity of less than 12 months must either (a) have a minimum denomination of EUR 100,000, or (b) be offered solely to professional market parties (professionele marktpartij) within the meaning of the DFSA and the rules promulgated thereunder.

Singapore

None of this pricing supplement, the accompanying prospectus or prospectus supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each manager has represented and agreed that this pricing supplement, the accompanying prospectus, prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes has not been and will not be circulated or distributed by it nor have the notes been, nor will the notes be, offered or sold by it, or be made the subject of an invitation for subscription or purchase by it, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person from an offer referred to in Section 275 (1A) or 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each manager has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Uruguay

The sale of the notes qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND

PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, NY 10005

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.